HW Electro Co., Ltd.

December 27, 2023

Via Edgar

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andrew Blume
SiSi Cheng
Eranga Dias
Asia Timmons-Pierce

Re:	HW Electro Co., Ltd.
Registration Statement on Form F-1, as amended
Initially Filed on November 8, 2023
File No. 333-275413

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, HW Electro Co., Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on December 29, 2023, or as soon thereafter as practicable.

Very truly yours,

HW Electro Co., Ltd.

By:	/s/ Weicheng Hsiao
	Name:	Weicheng Hsiao
	Title:	Representative Director and Chief Executive Officer